Exhibit 99.3

Statutory Financial Statements of ADC Therapeutics SA for the Year Ended December 31, 2021

ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the financial statements 2021

Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the financial statements
Opinion

We have audited the financial statements of ADC Therapeutics SA, which comprise the balance sheet as at 31 December 2021, income statement and notes for the year then ended, including a summary of significant accounting policies.
In our opinion, the accompanying financial statements as at 31 December 2021 comply with Swiss law and the company’s articles of incorporation.
Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.
We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach
Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland
Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch
PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Overall materiality	CHF 5,156 thousands
Benchmark applied	Loss before tax
Rationale for the materiality benchmark applied	We chose profit before tax as the benchmark because, in our view, it is the benchmark against which the performance of the Company is most commonly measured, and it is a generally accepted benchmark.
We agreed with the Audit Committee that we would report to them misstatements above CHF 516 thousands identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.
Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

We have determined that there are no key audit matters to communicate in our report.
Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.
We recommend that the financial statements submitted to you be approved.
Furthermore, we draw attention to the fact that half of the share capital and legal reserves is no longer covered (article 725 para. 1 CO).
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Michael Abresch
Audit expert Auditor in charge	Audit expert
Lausanne, 17 March 2022

Balance Sheet as of December 31,

	Note	2021	2020
		CHF	CHF
Current assets
Cash and cash equivalents		423,317,524	381,121,895
Inventory	1.3	8,058,184	—
Other current assets		4,575,932	1,561,884
Accrued income and prepaid expenses		6,697,734	3,665,179
Total current assets		442,649,374	386,348,958

Non-current assets
Property, plant and equipment		192,709	276,747
Intangible assets	2.1	10,220,334	6,873,658
Other financial assets		77,021	77,021
Total non-current assets		10,490,064	7,227,426

Total Assets		453,139,438	393,576,384

Current liabilities
Trade accounts payable:
- due to third parties		4,048,656	1,859,430
- due to group companies		5,458,159	16,018,598
Accrued expenses	3.3	23,184,557	13,481,562
Total current liabilities		32,691,372	31,359,590

Non-current liabilities
Convertible loan	1.10	104,977,405	57,361,714
Deferred royalty obligation	1.11	205,390,575	—
Total non-current liabilities		310,367,980	57,361,714

Total liabilities		343,059,352	88,721,304

Shareholders' equity
Share capital	2.2	6,261,600	6,141,600
Reserves from capital contribution	2.2	944,742,494	944,035,541
Treasury shares	2.2	(116,762)	(3,877)
Other legal reserves		19,560	19,560
Accumulated losses		(645,337,744)	(441,964,703)
Loss for the year		(195,489,062)	(203,373,041)
Total shareholders' equity		110,080,086	304,855,080

Total liabilities and shareholders' equity		453,139,438	393,576,384

The accompanying notes form an integral part of these financial statements.

Income statement for the financial year ended December 31,

	Note	2021	2020
		CHF	CHF

Revenue	1.7	28,152,616	—

Cost of sales	1.8	(1,273,291)	—
Research and development expenses		(134,772,760)	(132,038,250)
Selling and marketing expenses		(51,229,888)	(17,977,550)
General and administrative expenses		(33,634,519)	(24,138,317)
Operating loss		(192,757,842)	(174,154,117)

Financial income		58,962	842,036
Financial expense		(6,538,924)	(2,379,843)
Convertible loan and deferred royalty obligation - transaction costs	1.10, 1.11	(6,906,442)	(3,447,932)
Exchange differences		(123,919)	(89,898)

Loss before taxes		(206,268,165)	(179,229,754)

Direct taxes		—	—

Net taxable loss for the year		(206,268,165)	(179,229,754)

Gain (loss) on financial statement conversion		10,779,103	(24,143,287)

Net loss for the year		(195,489,062)	(203,373,041)

The accompanying notes form an integral part of these financial statements.

Notes to the audited statutory financial statements for the year ended December 31, 2021

1. Accounting principles applied in the preparation of the financial statements

1.1 General Aspects

ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated as a Swiss limited liability company (société à responsabilité limitée) on June 6, 2011 under the laws of Switzerland. The Company converted to a Swiss stock corporation under the laws of Switzerland on October 13, 2015. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland.

The Company is focused on the development of antibody drug conjugates (“ADCs”), including research, development, human clinical trials, regulatory approval and commercialization. ADCs are drug constructs that combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads that seek to kill any cancer cell to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.

The Company’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd, at the time a related party, in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen's intellectual property and technology in warhead and linker chemistry.

These financial statements have been prepared in accordance with the provisions of commercial accounting as set out in the Swiss Code of Obligations (Art. 957 to 963b CO, effective since January 1, 2013).

Going concern basis

ADCT is a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. The Company’s flagship product, ZYNLONTA, received approval by the U.S. Food and Drug Administration (“FDA”) on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The Company is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Company's success may also depend on its ability to:

–establish and maintain strong patent positions and protection;
–develop, gain regulatory approval and commercialize drug products;
–enter into collaborations with partners;
–attract and retain key personnel; and
–secure additional funding to support its operations.

Since its incorporation, the Company has primarily funded its growth through capital increases, both equity and debt, with additional funds provided by research collaborations and royalty financings. During the 2021 fiscal year, the Company entered into a purchase and sale agreement with HealthCare Royalty Partners (“HCR”) for a capped royalty interest on ZYNLONTA. In addition, the Company drew down USD 50.0 million (CHF 45.8 million) of convertible loans relating to the second tranche following its receipt of FDA approval of ZYNLONTA. During the 2020 fiscal year, the Company issued common shares through an initial public offering and follow-on offering and also issued convertible loans. The Company has never had recourse to bank loans. As a result, the Company is not exposed to liquidity risk through requests for early repayment of loans other than pursuant to the convertible loans, which require the Company to, among other thing, maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

The Company has incurred significant R&D expenses since commencing operations, generating negative cash flows from operating activities. As of December 31, 2021, the Company’s cash and cash equivalents amounted to KCHF 423,318 (December 31, 2020: KCHF 381,122).

Management believes that the Company has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these financial statements and as a result, is presenting these financial statements of the Company on a going concern basis.
Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares. Accordingly, all share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
Initial Public Offering
On May 19, 2020, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million (CHF 260.2 million). Further details are contained in note 2.2, “Share capital”.
Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million (CHF 188.5 million). Further details are contained in note 2.2, “Share capital”.
COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Company’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The Company is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. The Company is commercializing ZYNLONTA using hybrid launch plans formulated to mitigate the impact of the COVID-19 pandemic, including by engaging physicians virtually as well as face-to-face. In response to the spread of COVID-19, the Company has also modified its business practices, including restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. At this time, Company employees have started meeting with investigators and site staff in person as allowed by institutions. All recent conferences and advisory boards have been virtual, but the Company plans to participate in person when such meetings can occur. The Company continues to closely monitor the potential effects of the COVID-19 pandemic on its clinical trials, commercialization efforts and supply chain, and will work closely with its clinical trial sites and principal investigators, contract research organizations, customers and distributors and contract manufacturing partners to mitigate such impact. The Company has also developed protocols to allow its employees to begin to return to certain office locations. As the COVID-19 pandemic continues to evolve, the Company believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, and the timing, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond the Company’s knowledge and control, and as a result, at this time, the ultimate impact on the Company results of operations, cash flows and financial position in beyond 2022 and thereafter cannot be reasonably predicted. However, on the basis of the risk mitigation measures undertaken, the Company has concluded that there is no material uncertainty that may cast a significant doubt upon the Company’s ability to continue as a going concern.

1.2 Foreign currency translation

Functional and presentation currency

The accounts of the Company are maintained in United States dollars (“USD”) as the dollar is the currency of the primary economic environment in which the Company operates (“the functional currency”). However, these financial statements are presented in Swiss francs (“CHF”), which is the Company's presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of such transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within “Exchange differences”.

Presentation values in CHF are obtained using the following translation methods:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate as of the date of that balance sheet, except shareholders' equity, which is translated using historical rates;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates for the period; and

(iii) all resulting exchange differences are recognized, if gains, under “Provision for unrealized exchange gains” as a liability and, if losses, recognized as an expense within the income statement for the portion in excess of previously deferred gains.

The following exchange rates (USD/CHF) have been used for the above translation:

(USD/CHF)		Year Ended December 31, 2021	Year Ended December 31, 2020
Closing rates, USD 1	CHF	0.912847	0.882488
Average rates, USD 1	CHF	0.914158	0.938729
1.3Inventory
Prior to receiving FDA approval of ZYNLONTA, the Company had written down inventory costs relating to the manufacture of ZYNLONTA to a net realizable value of zero. The Company believed that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, was only appropriate when management considered it highly probable that pre-approval inventory costs would be recoverable through future sales of the drug product. The determination to capitalize was based on the particular facts and circumstances related to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination was made varied from product to product. The impairment charges were recorded as Research and development (“R&D”) expenses in the Company’s income statement. Upon the receipt of FDA approval for ZYNLONTA during the year ended December 31, 2021, the Company reversed KCHF 7,394 of previously recorded impairment charges. The reversal of previously recorded impairment charges was based on a number of factors existing at that time, including the existence of inventory on hand and estimated demand, as well as expiration dating. The reversal of impairment charges was recorded as a gain to R&D expenses in the Company’s income statement. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product.
Inventory of ZYNLONTA is stated at the lower of cost or net realizable value with costs determined on a first-in, first-out basis. The Company assesses the recoverability of capitalized inventory during each reporting period and will write down excess or obsolete inventory to its net realizable value in the period in which the impairment is identified within Cost of product sales in the income statement. The Company has not recorded any material inventory impairments since the FDA approved ZYNLONTA. Included in inventory of ZYNLONTA are materials used in the production of preclinical and clinical products, which are charged to R&D expenses when consumed.
The Company will continue to assess the likelihood that inventory costs associated with its other drug product candidates are recoverable through future sales of such product candidates to determine if and when such costs should be capitalized as inventory or be expensed to R&D expenses. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. If it is determined that inventory costs associated with a product candidate are not highly probable to be recovered through future sales, the Company would record such costs to R&D expenses.
1.4Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	10 years
Office equipment	5 years
Hardware	3 years

1.5Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to R&D expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to cost of goods sold. over the licenses’ estimated useful lives. The useful life of definite-lived intangible assets will depend upon the legal term of the individual patent in the country in which the patent is obtained. In determining the useful life, the Company utilizes the last-to-expire period of exclusivity (primary patent or regulatory approval) related to the primary marketed drug product. The Company may be able to obtain a patent term extension. However, the Company will only consider the inclusion of an extension period to the extent the Company believes it is highly probable of being granted. See note 2.1, “Intangible assets” for further information.
Internally generated intangible assets
Internal R&D costs are fully charged to R&D expenses in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union or China.
Payments made to third parties, such as contract R&D organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to ADCT are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market. These internally generated intangible assets are recorded as an indefinite-lived intangible asset until regulatory approval is achieved and/or commercial launch. At that point, the asset will become a definite-lived intangible asset and the Company will commence amortization of the asset based on a systematic and rational approach. See note 2.1, “Intangible assets” for further information.

1.6Investments
As of December 31, 2021 and 2020, the Company had two subsidiaries. The following table describes the principal subsidiaries, the countries of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
ADC Therapeutics America, Inc.	United States	100%	Clinical, commercial and U.S. operations
ADC Therapeutics (UK) Limited	England	100%	Research and development

In addition, on December 14, 2020, the Company and Overland Pharmaceuticals (“Overland”) announced the formation of a new joint venture company, Overland ADCT Biopharma (CY) Limited (“Overland ADCT BioPharma”), to develop and commercialize its flagship product (ZYNLONTA) and three of its ADC product candidates (ADCT-601, ADCT-602 and ADCT-901, collectively the “Licensed Products”) in greater China and Singapore (“the Territory”). Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50 million (CHF 44.4 million) in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, in exchange for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of Licensed Products in the Territory. In addition, Overland ADCT BioPharma may elect to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland.

1.7Revenue

Upon the April 23, 2021 FDA approval of ZYNLONTA for the treatment of relapsed or refractory DLBCL, the Company began generating revenue from the sale of its product candidates within the United States. Revenue is generated between the Company and ADCT America at the time drug product is transferred to the third party logistics and distribution provider.
1.8 Cost of sales

Cost of sales primarily include the direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing. In addition, Cost of sales includes intangible asset amortization expense and inventory amounts written down as a result of excess or obsolescence.
1.9 Operating expenses

Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenses are capitalized only if it meets the recognition criteria of Swiss law. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the income statement. When certain criteria are met, the Company capitalizes the internal development expenses as internally generated intangible assets and amortizes the asset over its estimated useful life based on a systematic and rational approach. In addition, R&D expenses include the recharge of R&D services that ADCT America, and ADCT UK perform on behalf of the Company.

Selling and marketing expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.

General and administrative expenditure is recognized in expense in the year in which it is incurred and includes the recharge of expenses from ADCT America for services performed on behalf of the Company.
1.10 Convertible loans
The Company entered into a Facility Agreement on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in the amount of USD 65.0 million (CHF 63.4 million) upon the completion of the IPO and a subsequent disbursement of convertible loans in the amount of USD 50.0 million (CHF 45.8 million) upon the receipt of regulatory approval for ZYNLONTA. These loans bear interest at a rate of 5.95%, based on a 360-day year, with interest payable quarterly in arrears commencing on July 1, 2020 and July 1, 2021. The outstanding principal amount of the convertible loans is due to be repaid in full on the fifth anniversary of the date on which the first tranche was funded, which occurred on May 19, 2020. Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.

The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and in Overland ADCT BioPharma.
1.11 Deferred royalty obligation
On August 25, 2021, the Company entered into a royalty purchase agreement with HCR. The Company has accounted for the initial cash received as debt. Royalty payments made to HCR are accounted for as financial expense until the total payments have reached the potential maximum amount payable pursuant to the terms and conditions of the royalty purchase agreement less the nominal amount USD 225.0 million (CHF 205.4 million) of the debt. Thereafter the payments will be accounted for as repayment of the debt.

2. Information on the balance sheet and profit and loss items

2.1 Intangible Assets

(in CHF)	Indefinite lived		Definite lived
	Licenses	Internal development costs	Licenses	Software	Total
Cost
January 1, 2020	6,406,574	—	—	70,255	6,476,829
Additions	1,805,515	—	—	55,203	1,860,718
Disposals	—	—	—	(8,699)	(8,699)
Exchange difference	(671,340)	—	—	(6,176)	(677,516)
December 31, 2020	7,540,749	—	—	110,583	7,651,332
Additions	2,093,546	576,006	547,745	—	3,217,297
Transfer	(412,531)	—	412,531	—	—
Exchange difference	259,415	—	—	3,804	263,219
December 31, 2021	9,481,179	576,006	960,276	114,387	11,131,848

Accumulated amortization
January 1, 2020	(596,998)	—	—	(23,678)	(620,676)
Amortization	—	—	—	(31,156)	(31,156)
Disposals	—	—	—	8,669	8,669
Impairment loss	(203,139)	—	—	—	(203,139)
Exchange difference	64,649	—	—	3,979	68,628
December 31, 2020	(735,488)	—	—	(42,186)	(777,674)
Amortization	—	—	(45,793)	(61,448)	(107,241)
Exchange difference	(25,302)	—	66	(1,363)	(26,599)
December 31, 2021	(760,790)	—	(45,727)	(104,997)	(911,514)

Net book amount
December 31, 2020	6,805,261	—	—	68,397	6,873,658
December 31, 2021	8,720,389	576,006	914,549	9,390	10,220,334

Licenses

The Company has capitalized certain payments for licenses in accordance with its accounting policy note 1.5, “Intangible assets”.

During 2020, the Company terminated one of its programs. In connection with the Company’s annual impairment test performed during 2020, it was concluded that an impairment charge of CHF 203,139 was required related to the termination of one of the Company's programs. This impairment charge was recognized within R&D expenses within the Income statement. There was no impairment loss recognized during 2021.

2.2 Share capital

Share data have been revised to give effect to the share consolidation and to the share conversion on a one-to-one basis of all Class B, C, D and E preferred shares into common shares upon the completion of the IPO. See note 1.1.

Total number of shares
January 1, 2020	53,337,500
Issuance of share capital / capital contributions	23,432,500
December 31, 2020	76,770,000
Issuance of share capital / capital contributions	1,500,000
December 31, 2021	78,270,000

(in CHF)	Share capital	Share premium	Treasury shares	Total
January 1, 2020	4,267,000	544,798,650	(99,243)	548,966,407
Issuance of share capital / capital contributions	1,874,600	399,189,022	—	401,063,622
Treasury shares - additions	—	—	(10,932,476)	(10,932,476)
Treasury shares - disposals	—	—	11,027,610	11,027,610
Shares issued for exercise of option awards	—	47,869	232	48,101
December 31, 2020	6,141,600	944,035,541	(3,877)	950,173,264
Issuance of share capital / capital contributions	120,000	—	—	120,000
Treasury shares - additions	—	—	(120,000)	(120,000)
Shares issued for exercise and vesting of awards	—	706,953	7,115	714,068
December 31, 2021	6,261,600	944,742,494	(116,762)	950,887,332

All issuances of share capital or capital contributions are shown net of transaction costs. Par value of shares is CHF 0.08 per share and each registered share carries one voting right. Under Swiss law, shareholder liability is limited to capital contributions.

At December 31, 2021, the share capital of the Company amounts to CHF 6,261,600, consisting of 78,270,000 issued and fully paid-in registered shares with a nominal value of CHF 0.08 each.

Movements during 2020

On April 15, 2020, employees surrendered 597,774 shares to settle promissory notes under the 2013 and 2016 Share Purchase Plans shares at CHF 18.23 (USD 18.75) per share which increased treasury shares by CHF 10,899,766 and reduced share loan by CHF 10,899,766.

On April 16, 2020, the company issued 4,777,996 shares at a par value of CHF 0.08 with an increase to share capital of CHF 382,240 and a corresponding offset to share premium in connection with an amendment to the shareholders agreement.

On April 24, 2020, fractional shares were eliminated which reduced treasury shares by 51.

On May 19, 2020, the Company issued 408,873 ordinary shares at a par value of CHF 0.08 to be held as treasury shares which increased share capital by CHF 32,710 and increased treasury shares for a corresponding amount.

On May 19, 2020, the Company granted 356,144 ordinary shares at a par value of CHF 0.08 to settle Incentive Plan 2014 awards which decreased share premium by CHF 28,492 and reduced treasury shares by a corresponding amount.

On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at CHF 18.48 (USD 19.00) per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The net proceeds from the IPO were CHF 237,519,015 (USD 244,212,301) after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. In addition, CHF 10,998,891 relates to the sale of treasury shares in connection with the Company's IPO.

On September 28, 2020, the Company completed a follow-on offering and issued 6,000,000 ordinary shares at CHF 31.41 (USD 34.00) for net proceeds of CHF 174,538,857 (USD 188,915,314) after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company.

On various dates in December 2020, employees exercised their option to purchase 2,895 shares which decreased treasury shares with an increase to share premium.

The total consideration of 2020 capital increases was reduced by an amount of CHF 36,650,684 relating to transaction costs.

Movements during 2021

On April 1, 2021, the Company issued 1,500,000 ordinary shares at a par value of CHF 0.08 to be held as treasury shares which increased share capital by CHF 120,000 and increased treasury shares for a corresponding amount.

On various dates in 2021, employees exercised their options to purchase 41,382 shares and 47,553 RSUs vested which decreased treasury shares with an increase to share premium.

Treasury shares

Movements on the treasury shares position are as follows:

	2021		2020
	Number of treasury shares	Value (in CHF)	Number of treasury shares	Value (in CHF)
January 1	48,457	3,877	1,240,540	99,243
Additions	1,500,000	120,000	1,006,647	10,932,476
Disposals	(88,935)	(7,115)	(2,198,730)	(11,027,842)
December 31	1,459,522	116,762	48,457	3,877

As at December 31, 2021, the Company owns 1,459,522 treasury shares for a value of CHF 116,762 (2020: 48,457 shares for a value of CHF 3,877).

2.3 Authorized share capital

The Company’s board of directors (the “Board”) was authorized, subject to compliance with the Company's shareholder agreement, to increase the share capital at any time until June 9, 2023, by a maximum amount of CHF 3,130,800, by issuing a maximum of 39,135,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible. As at December 31, 2021, the remaining maximum amount is CHF 3,130,800, which may be raised by issuing a maximum of 39,135,000 common shares.
2.4 Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the Board, contractors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the Board.

3. Other information

3.1 Full-time equivalents

The number of full-time employee equivalents did not exceed 50 on an annual average basis.

3.2 Information required for income statement categorized by nature of expense

(in CHF)	Year ended December 31, 2021	Year ended December 31, 2020
Staff costs	11,242,578	11,013,961
Depreciation	47,900	157,363
Amortization	107,241	31,156
Impairment of intangible assets	—	203,139

3.3 Accrued liabilities

(in CHF)	Year ended December 31, 2021	Year ended December 31, 2020
Accrued payroll	2,670,313	3,167,239
Accrued R&D	15,019,498	7,735,532
Other accrued	5,494,746	2,578,791
Total	23,184,557	13,481,562

3.4 Pension liabilities

On December 31, 2021, the liability to the third-party contracted pension plan amounted to CHF 280,148 (2020: CHF 249,660).

3.5 Residual amount of leasing obligations

The incidence of amounts payable under lease obligations having a residual term of more than 12 months or which cannot be canceled within the 12 months following the year-end is as follows:

(in CHF)	December 31, 2021	December 31, 2020
Not later than 1 year	264,652	250,674
Later than 1 year and not later than 5 years	386,551	606,939
More than 5 years	—	—
Total	651,203	857,613

These amounts include payments related to rental or lease contracts up to the end of their (a) contract period or (b) notice period, as applicable.

3.6 Shareholders’ rights and equity awards

Share data have been revised to give effect to the share split and share consolidation as described in note 1.1, “General aspects”. The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 of the Swiss Code of Obligations (CO) as of December 31, 2021 and 2020:

	Shares		Options and RSUs
(in CHF, except share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	3,845,344	71,100,411	3,968,825	78,599,218
Issued to employees (1)	—	—	3,386,302	61,442,875
Total at December 31, 2021	3,845,344	71,100,411	7,355,127	140,042,093

	Shares		Options and RSUs
(in CHF, except share data)	Number of Shares	Amount	Number of Options and RSUs	Amount
Issued to executive officers and directors	4,206,025	118,862,267	2,849,321	58,316,608
Issued to employees (1)	—	—	1,577,636	25,432,944
Total at December 31, 2020	4,206,025	118,862,267	4,426,957	83,749,552

(1) Shares issued to employees is not required to be disclosed under Swiss law.
Share values are based on the Company’s closing share price of USD 20.20 (CHF 18.49) and USD 32.01 (CHF 28.26) at December 31, 2021 and 2020, respectively. Equity awards are comprised of options and restricted share unit awards. The fair value of the Company’s options is determined using the Black-Scholes Model and its RSU awards are valued using the closing share price of the Company’s common shares traded on the NYSE on the date of the award. Total shares are derived from the Company’s transfer agent’s records as at December 31, 2021 and 2020.
The table below represents the number of common shares beneficially owned and the percentage of common shares beneficially owned by principal shareholders who own more than 5% of shares outstanding as of December 31, 2021 and 2020.

	As of December 31, 2021		As of December 31, 2020
Principal Shareholders	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned
AT Holdings II Sarl	16,642,483	21.7%	17,417,483	22.7%
FMR LLC	7,672,673	10.0%	7,761,585	10.1%
Entities affiliated with Dr. Hans-Peter Wild	9,023,688	11.7%	9,023,688	11.8%
Redmile Group LLC	7,451,029	9.7%	6,758,794	8.8%
ADC Products Switzerland Sarl	4,773,122	6.2%	4,773,122	6.2%
AstraZeneca UK Limited	4,011,215	5.2%	4,011,215	5.2%

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at December 31, 2021:

Name	Function	Shares	Options - Vested	Options - Unvested	RSUs - Vested	RSUs - Unvested
Christopher Martin	Chief Executive Officer and Director	1,524,320	82,000	402,620	29,997	120,313
Michael Forer	Executive Vice President, General Counsel and Vice Chairman of the Board of Directors	807,339	54,667	197,096	19,998	63,212
Joseph Camardo(1)	Senior Vice President, Chief Medical Officer	—	26,867	56,819	1,833	6,897
Jennifer Creel	Chief Financial Officer	3,000	48,148	144,394	—	24,156
Peter Greaney	Head of Corporate Development	18,682	20,676	42,841	—	5,801
Jennifer Herron	Senior Vice President, Chief Commercial Officer	11,000	71,920	170,760	—	26,931
Richard Onyett	Vice President, Business Development	—	11,851	24,466	—	3,071
Kimberly Pope	Senior Vice President, Chief Human Resources Officer	1,000	45,021	149,239	—	19,916
Susan Romanus	Chief Compliance Officer	500	23,800	38,236	—	3,726
Robert A. Schmidt	Vice President, Corporate Controller & Chief Accounting Officer	—	9,484	63,963	—	5,505
Lisa Skelton(2)	Vice President, Global Project Management	3,298	10,564	23,985	—	3,230
Patrick van Berkel	Senior Vice President, Research and Development	288,801	53,748	147,388	—	19,885
Non-Executive Directors
Ron Squarer	Chairman of the Board of Directors	8,000	836,753	674,054	—	10,453
Peter B. Corr (3)	Director	—	6,031	8,443	—	10,193
Stephen Evans-Freke (3)	Director	3,500	6,031	8,443	—	10,193
Peter Hug	Director	77,273	—	—	—	10,193
Viviane Monges	Director	1,500	—	30,937	—	10,193
Thomas Pfisterer	Director	521,544	—	—	—	10,193
Thomas M. Rinderknecht	Director	451,836	—	—	—	10,193
Tyrell J. Rivers	Director	—	—	—	—	—
Victor Sandor	Director	—	12,963	18,149	—	10,193
Jacques Theurillat	Director	123,751	—	—	—	10,193
1.Mr. Camardo became a member of Executive Management on September 11, 2021
2.Ms. Skelton became a member of Executive Management on February 1, 2021
3.In addition, Peter B. Corr and Stephen Evans-Freke may be deemed to have shared voting and investment power with respect to the shares held by entities affiliated with Auven Therapeutics GP Ltd., which held an aggregate of 21,415,605 shares (not included in the above table) as of December 31, 2021.

3.7 Events after the reporting date

The Board has considered events since December 31, 2021 up to March 17, 2022, the date on which it proposes acceptance of the financial statements of the Company for subsequent approval by the Annual General Meeting, and has concluded that there are no events after the reporting date requiring disclosure in the financial statements, other than those described below.

During January 2022, the Company entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan.

Under the terms of the agreement, the Company received an upfront payment of USD 30.0 million (CHF 27.4 million) and up to an additional USD 205 million (CHF 187.4 million) in milestones if certain development and commercial events are achieved. The Company will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan. MTPC will conduct clinical studies of ZYNLONTA in Japan and will have the right to participate in any global clinical studies of the product by bearing a portion of the costs of the study. In addition, the Company will supply product to MTPC for its drug development and commercialization under a supply agreement.